UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number: 001-39458

Medicenna Therapeutics Corp.
(Translation of registrant's name into English)

2 Bloor St. W., 7th Floor
Toronto, Ontario M4W 3E2, Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Other Events

On April 17, 2023, Medicenna Therapeutics Corp. (“Medicenna” or the “Company”) issued a press release announcing that new preclinical data characterizing the Interleukin 13 (IL-13) Superkines, MDNA132 and MDNA213, and a series of next generation IL-13 Superkine therapies, were presented at the 2023 Annual Meeting of the American Association for Cancer Research (AACR).  The AACR poster included data demonstrating that both MDNA132 and MDNA213 exhibit highly selective binding to the IL-13 decoy receptor (IL-13Rα2) and, in a murine model, selectively accumulate in the tumor microenvironment (TME) for several days. The presentation also characterizes a series of next generation IL-13 Superkines, which are described below:

•	Anti-mCD3-MDNA132: A first-in-class IL-13 directed Cell Engager (ICE – Making Cold Tumors Hot™) comprised of MDNA132 fused to an anti-CD3 antibody. In vitro data demonstrate the molecule retains strong binding affinity to both IL-13Rα2, expressed on tumors, and CD3, expressed by cancer fighting immune cells. The ICE™ platform is designed to overcome cancer cells’ immune escape by recruiting the patients’ own immune cells to directly target immunologically “cold” tumors;

•	MDNA19-MDNA213: A first-in-class BiSKIT™ (Bifunctional SuperKines for ImmunoTherapy) comprised of MDNA213 fused to MDNA19, the Fc version of our IL-2 Superkine MDNA11. In vitro data demonstrate that the BiSKIT retains strong binding affinity and selectivity to both the IL-13Rα2 and CD122 (IL-2Rβ) receptors and stimulates cancer killing effector T cells and NK cells without stimulating cells associated with toxicity or pro-tumor immune suppression. This BiSKIT enables localization and retention of our IL-2 Superkines in the TME.

•	Anti-mPD1-MDNA213: A first-in-class BiSKIT comprised of MDNA213 fused to an anti-PD1 checkpoint inhibitor. In vitro data demonstrate that this BiSKIT retains strong binding affinity for both IL-13Rα2 and PD1, effectively blocks the PD1/PD-L1 interaction with similar potency as the native anti-PD1 antibody, allowing its activity to be localized in the TME.

•	MDNA213-PE: A novel Empowered Superkine™ comprised of MDNA213 fused to the PE cytotoxin. In vitro data demonstrate that this molecule exhibits selective and potent cytotoxic activity towards human and murine cancer cells that express IL-13Rα2. Additionally, in a murine, checkpoint inhibitor-refractory, triple-negative breast cancer model, MDNA213-PE was observed to inhibit tumor growth as a single agent and synergize with an IL-2 Superkine (MDNA19).

Forward Looking Statements

This Form 6-K contains forward-looking statements within the meaning of applicable securities laws that relate to the future operations of the Company, plans and projections and other statements, including statements regarding the clinical development and potential of its product candidates, including MDNA132 and MDNA213 and Superkine therapies, and the report of additional data, that are not historical facts. Forward-looking statements are often identified by terms such as “will”, “may”, “should”, “anticipate”, “expect”, “believe”, “seek”, “potentially” and similar expressions. and are subject to risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations include the risks detailed in the latest Annual Information Form and Annual Report on Form 20-F of the Company and in other filings made by the Company with the applicable securities regulators from time to time in Canada and the United States.

The reader is cautioned that assumptions used in the preparation of any forward-looking information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. The reader is cautioned not to place undue reliance on any forward-looking information. Such information, although considered reasonable by management, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement. The forward-looking statements contained in this news release are made as of the date hereof and except as required by law, we do not intend and do not assume any obligation to update or revise publicly any of the included forward-looking statements.

The information set forth above in this Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form F-3 (File Number 333-269868) and Form S-8 (File Number 333-240225), and related prospectuses, as such registration statements and prospectuses may be amended from time to time, and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

The information in the attached Exhibit 99.1 is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press Release dated April 17, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Medicenna Therapeutics Corp.

Date: April 17, 2023	By:	/s/ Elizabeth Williams
Name: Elizabeth Williams
Title: Chief Financial Officer